Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2011

TABLE OF CONTENTS

INTRODUCTION	1

CORE BUSINESS	1

OUTLOOK AND OBJECTIVES	2

OPERATING MINES AND DEVELOPMENT PROJECTS	3

EXPLORATION	6

FINANCIAL REVIEW	13

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	15

INCOME TAXES	19

RELATED PARTY TRANSACTIONS	20

CRITICAL ACCOUNTING ESTIMATES	21

NON-IFRS PERFORMANCE MEASURES	21

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	23

OUTSTANDING SHARE DATA	24

FORWARD-LOOKING STATEMENTS	24

CAUTIONARY NOTE TO U.S. INVESTORS	25

GLOSSARY OF MINING TERMS	26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION
FOR THE QUARTER ENDED MARCH 31, 2011

All figures are in U.S. dollars unless otherwise indicated.  Cautionary notes regarding forward-looking statements and estimates of inferred and measured and indicated resources to U.S. investors follows this Management’s Discussion and Analysis (“MD&A”).

INTRODUCTION

The following discussion and analysis of operating results and financial condition of Jaguar Mining Inc. (“Jaguar” or the “Company”) contained in this MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company and the notes thereto for the quarter ended March 31, 2011 and with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2010 and 2009. The annual financial statements for the year ended December 31, 2010 are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The interim financial statements for the quarter ended March 31, 2011 are prepared in accordance with IAS 34 under International Financial Reporting Standards (“IFRS”).  As prescribed by the CICA Accounting Standards Board, the Company adopted the requirements of IFRS in its financial statements as of January 1, 2011, including the restatement of its opening balance sheet of January 1, 2010 and its quarter ended March 31, 2010 comparatives. The restatement of the Company’s comparative balances from those previously reported under Canadian GAAP to IFRS is fully explained and reconciled in note 11 of the Company’s March 31, 2011 condensed interim consolidated financial statements filed on SEDAR and EDGAR. The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of May 17, 2011.

CORE BUSINESS

Jaguar is an Ontario chartered gold producer engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil.  The Company controls 38,220 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais, which hosts the Company’s operating facilities.  In addition, Jaguar holds mineral concessions totaling 166,513 hectares in the state of Maranhão, which hosts the Company’s Gurupi Project currently under development.  The Company may consider the acquisition and subsequent exploration, development and operation of other gold properties, primarily focused in Brazil.

Jaguar was formed in 2002.  In 2004, the Company constructed and began operations of a small open pit mine, the Sabará operation.  Sabará provided initial cash flow to enable Jaguar to develop its first underground mining operation, Turmalina, where construction of a processing facility was completed in 2006.  In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência.  Between 2007 and today, Jaguar built four additional underground mines and completed construction of its third integrated processing facility, the Caeté Plant, which was commissioned in May 2010.

The Company is currently producing gold at its Turmalina, Paciência and Caeté operations, and recently completed the Gurupi Project feasibility study, which was filed on January 31, 2011.

Given the location of the senior management team headquartered in Belo Horizonte to the Company’s nearby operating assets, significant operating flexibility and oversight of the operations is achieved.

The Company has recently consolidated its corporate management, engineering, exploration, supply, logistics and maintenance teams into a central location, at its principal executive office, in Belo Horizonte, which is expected to produce additional efficiencies and future cost savings.

As of March 31, 2011, the Company had 1,884 employees, 1,878 of which are based in Brazil.  The remaining 6 employees are based in the Company’s administrative office in New Hampshire, USA.

Jaguar is listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “JAG”.

OUTLOOK AND OBJECTIVES

The Company intends to become a mid-size gold producer with sustainable production of approximately 400,000 ounces of gold per year by 2013.

At its southern operations in Minas Gerais, Jaguar has an estimated 3,407,930 ounces of measured and indicated gold resources based on 26,931,890 tonnes with an average grade of 3.94 grams per tonne and 835,230 ounces of inferred gold resources based on 6,040,440 tonnes with an average grade of 4.30 grams per tonne.  Estimated proven and probable reserves, which are included in the measured and indicated resources, total 1,932,550 ounces of gold based on 16,987,040 tonnes with an average grade of 3.54 grams per tonne.

At its Gurupi Project in northern Brazil, Jaguar has an estimated 2,518,170 ounces of indicated gold resources based on 69,887,500 tonnes with an average grade of 1.12 grams per tonne and 616,630 ounces of inferred gold resources based on 18,676,700 tonnes with an average grade of 1.03 grams per tonne.  Estimated probable reserves, which are included in the indicated resources, total 2,327,930 ounces of gold based on 63,756,700 tonnes with an average grade of 1.14 grams per tonne.

In total, Jaguar has an estimated 5,926,100 ounces of measured and indicated gold resources based on 96,819,390 tonnes with an average grade of 1.90 grams per tonne and 1,451,860 ounces of inferred gold resources based on 24,717,140 tonnes with an average grade of 1.83 grams per tonne.  Estimated proven and probable reserves, which are included in the measured and indicated resources, total 4,260,480 ounces of gold based on 80,743,740 tonnes with an average grade of 1.64 grams per tonne.

Most of Jaguar’s primary ore bodies and development targets remain open at depth and along strike.  Through its brownfield exploration programs, the Company continues to add gold resources to its mineral inventory, primarily at its operations in Minas Gerais.

The Company’s objective is to enhance shareholder value by building, operating and expanding cost-effective gold mines, by adding resources and reserves to its existing mineral inventory and by pursuing accretive transactions to support the Company’s production targets.  The Company continues to explore and develop its resources in Brazil.  Management believes there is an opportunity to expand current operations beyond the present targets as additional mineralized zones in close proximity to its existing mines are discovered and evaluated.  The Company plans to achieve this objective by completing the development of its Gurupi Project and expanding overall production at its three underground operations.

Jaguar’s well-developed infrastructure, resource base, experienced personnel and rigorous health, safety and environmental programs favorably position the Company to achieve sustainable growth.

Based on cash on hand and assumptions concerning production costs, foreign exchange rates, forward gold prices and available borrowing capability, the Company believes internally-generated cash flow from operations will allow it to execute on its plans.

2011-2015 Estimated Production and Cash Operating Costs

The Company’s 2011-2015 gold production estimates are as follows:

Year	Gold Production (ounces)
2011	195,000 - 205,000
2012	240,000 - 255,000
2013	400,000 - 420,000
2014	435,000 - 460,000
2015	390,000 - 425,000

The significant increase in gold production in 2013 is due to the scheduled commissioning of the Gurupi Project, which is expected to begin producing in early-2013.

The Company’s 2011-2015 average cash operating costs estimates are as follows (based on $1.00 = R$1.70 exchange rate):

Year	Cash Operating Cost ($)
2011	660 - 700
2012	590 - 630
2013	550 - 590
2014	560 - 600
2015	570 - 610

OPERATING MINES AND DEVELOPMENT PROJECTS

Production and Operating Performance

The following tables set forth certain operating data for Turmalina, Paciência and Caeté for the quarters ended March 31, 2011 and 2010.

Quarter Ended March 31, 2011 Operating Data

	Ore Processed (t 000)	Feed grade (g/t)	Plant Recovery rate	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	136	4.01	90%	15,855	$74.40	$755
Paciência	119	3.24	93%	12,114	55.40	555
Caeté	166	2.88	88%	13,480	68.70	850
Total	421	3.35	90%	41,449	$66.80	$727

Quarter Ended March 31, 2010 Operating Data

	Ore Processed (t 000)	Feed grade (g/t)	Plant Recovery rate	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	151	4.16	88%	16,987	$62.90	$551
Paciência	148	3.32	93%	14,236	62.80	646
Caeté	-	-	-	-	-	-
Total	299	3.74	90%	31,223	$62.80	$597

During the quarter ended March 31, 2011, the Company produced a total of 41,449 ounces of gold at Turmalina, Paciência and Caeté at an average cash operating cost of $727 per ounce compared to 31,223 ounces at an average cash operating cost of $597 per ounce for the same period last year (see Non-IFRS Performance Measures).

The increase in gold production for the quarter ended March 31, 2011 compared to the previous year is due to the Company’s new operations, Caeté, which was commissioned in May 2010.

The increase in the Company’s average cash operating cost during the quarter ended March 31, 2011 as compared to the same period in 2010 was a result of a) stronger R$ against the US$, b) the completion of the change over in mining methods at the Turmalina Mine, and c) the contribution of the newly commissioned Caeté Plant.

Jaguar sold 39,794 ounces of gold at an average realized price of $1,386 per ounce in the quarter ended March 31, 2011 compared to 36,888 ounces of gold at an average realized price of $1,102 per ounce in the quarter ended March 31, 2010.  Gold sales generated a cash operating margin of $659 per ounce for the quarter ended March 31, 2011 compared to a cash operating margin of $505 per ounce in the quarter ended March 31, 2010.

Consolidated underground mine development totaled 5.9 kilometers for the quarter ended March 31, 2011 as compared to 4.5 kilometers for the three months ended March 31, 2010.

Turmalina

Prior to 2011, Turmalina was an underground mine utilizing the “sublevel stoping” mining method in Ore Body A and the “cut and fill” mining method at Ore Bodies B and C with paste fill at all stopes.  As of early-2011, all ore bodies are being mined using cut-and-fill and ore produced at the Turmalina Mine is transported to the adjacent 1,800 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant (the “Turmalina Plant”).

During the quarter ended March 31, 2011, Turmalina produced 15,855 ounces of gold at an average cash operating cost of $755 per ounce compared to 16,987 ounces at an average cash operating cost of $551 per ounce during the quarter ended March 31, 2010.   Ore processed during the quarter ended March 31, 2011 totaled 136,153 tonnes at an average feed grade of 4.02 grams per tonne.  Turmalina’s production and cash operating cost figures during the quarter were on target.

As part of its previously announced efforts to convert the mining method at Turmalina from selective stoping to cut-and-fill in Ore Body A, which was completed during the quarter ended March 31, 2011, the Company continued with accelerated forward underground development.  The mining team achieved 2.1 kilometers of new development during the quarter, which represents the highest quarterly rate in the history of the Turmalina operation.  Actual mining of the panels in Ore Body A has already demonstrated a significant improvement in dilution control, which averaged an estimated 11% in the quarter ended March 31, 2011 as compared to much higher rates during 2010 when the selective sublevel stoping method was used.

Paciência

Paciência’s mining complex is composed of multiple underground operations that utilize the “cut and fill” mining method and a treated tailings backfill system.  Ore produced from these mines is transported to the adjacent 1,800 tpd CIP processing plant (the “Paciência Plant”).

During the quarter ended March 31, 2011, Paciência produced 12,114 ounces of gold at an average cash operating cost of $555 per ounce compared to 14,236 ounces at an average cash operating cost of $646 per ounce during the quarter ended March 31, 2010.  The primary reason for the 15% decrease in Paciência’s gold output from the same period last year is due to the cessation of ore shipments from the Pilar Mine, which is now supplying the new Caeté operation.  Cash operating costs for the quarter ended March 31, 2011 declined by 14% as compared to the same quarter in 2010 was due largely to the same factor as the transportation cost to haul ore from the Pilar Mine to the Paciência Plant was significant.

Ore processed during the quarter ended March 31, 2011 totaled 118,222 tonnes at an average feed grade of 3.24 grams per tonne.

Combined underground development for the mines supplying the Paciência Plant totaled 2.1 kilometers during the quarter.  Efforts to bring the new Ouro Fino zone into production in 2011 continued, with initial mining in the second quarter of 2011 on schedule.

Caeté

Caeté’s mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the “cut and fill” mining method as well as some “sublevel stoping”.  Ore produced from these mines is transported to the 2,200 tpd capacity CIP processing plant (the “Caeté Plant”) adjacent to the Roça Grande Mine.  The Company declared “commercial production” at the Caeté Plant during the third quarter of 2010.

During the quarter ended March 31, 2011, Caeté produced 13,480 ounces of gold at an average cash operating cost of $850 per ounce.  Cash operating costs for the quarter ended March 31, 2011 were affected during the current ramp-up stage, by processing of the remaining Roça Grande pre-operating low-grade development ore stockpile and by the stronger R$.  Removing the effect of stockpile inventory changes, the underlying operating cash cost was $775 per ounce.

Ore processed during the quarter ended March 31, 2011 totaled 166,163 tonnes at an average feed grade of 2.88 grams per tonne.

Underground development at the Pilar and Roça Grande mines totaled 1.8 kilometers during the quarter ended March 31, 2011.

During the quarter ended March 31, 2011, Jaguar hired José Alberto Tomé de Paiva Reis to hold the position of General Manager of the Caeté operation.  Mr. Reis brings 35 years of international mining experience on both the African continent as well as in Brazil.

Sabará

During the quarter ended March 31, 2011, the Sabará operation continued on care and maintenance.  The Company continues to evaluate the strategic alternatives for this idled operation.

Gurupi Project

During the quarter ended March 31, 2011, the Company filed a NI 43-101 compliant feasibility study on the Gurupi Project, which was prepared for Jaguar by TechnoMine Services, LLC (“TechnoMine”) under the supervision of Ivan C. Machado, M.Sc., P.E., P.Eng. and Principal of TechnoMine.  Mr. Machado is a Qualified Person as defined in NI 43-101.

The feasibility study confirmed an estimated 69,887,500 tonnes of indicated mineral resources at an average grade of 1.12 grams per tonne totaling 2,518,170 ounces of gold and 18,676,700 tonnes of inferred mineral resources at an average grade of 1.03 grams per tonne totaling 616,630 ounces of gold.  Probable gold reserves, which are included in the reported mineral resource estimate, are estimated at 63,756,700 tonnes at an average grade of 1.14 grams per tonne totaling 2,327,930 ounces. The average stripping ratio is estimated at 3.94.

The feasibility study includes a technical review of a well-tested process route that provides proven advantages over traditional semi-autogenously grinding and ball milling.  Power consumption of the comminution stage of the process route was minimized by incorporating a secondary cone crusher and a high pressure grinding roll ("HPGR"), followed by energy-saving vertical mills as opposed to ball mills.  In addition, power costs have been reduced to an average of $0.075/kWh, based on an option to utilize an approximate 40 kilometer, 230-kV transmission line to supply the Project’s main substation.  The processing circuit incorporates intensive concentration, by flotation and continuous discharge gravity concentration plant which reduces ore feed into the mill wherein approximately 26% of processed ore flows into the leaching circuit, thus reducing environmental liabilities, operating expenses and capital expenditures.

A summary of the feasibility study economic results is as follows:

Assumed average gold price:	$1,066 per ounce
Average mill feed grade:	1.10 grams per tonne of gold
ROM total tonnage:	63,756,700 tonnes
Estimated mining rate:	5 million tonnes per year over the life-of-mine
Metallurgical recovery:	85.6%
Total gold production:	1,932,920 ounces
Annual average production:	148,690 gold ounces
Mine life:	13 years
Start production:	2013
Capital cost:	$278 million (pre-operational); $345.7 million (life-of-mine)
Average cash operating cost:	$445 per ounce of gold
Average total cash cost:	$676 per ounce of gold
Assumed exchange rate:	R$1.80 per $1.00 through 2012; R$1.90 per $1.00 2013 through 2030
NPV @ 6%:	$337.0 million
After-tax IRR:	29.1%
Cumulative Cash Flow:	$639.3 million after tax
Payback:	3.1 years

A sensitivity analysis is included in the feasibility study to measure the impact of key factors such as capital cost, operating expenses, gold price, exchange rate and metallurgical recovery on the NPV and IRR.  For current gold prices in excess of $1,300 per ounce, the NPV @ 6% would be over $550 million with an after-tax IRR of approximately 42%.

The Company is continuing with the work necessary to receive the appropriate environmental licenses for the Gurupi Project.  A public hearing in connection with the Previous License (“LP”), the first of three licenses required to operate, was held on March 16, 2011 and the outcome was positive.  As a result of this meeting, Jaguar expects to receive the LP in the second quarter of 2011.   Jaguar will start the process of obtaining the Installation License for the Gurupi Project after the LP is granted.

The Company has recently initiated a 30,000-meter drill program on targets in close proximity to the main ore bodies identified in the feasibility study.  Based on existing drilling results from these nearby targets, management believes the mineral resource base for the Gurupi Project could significantly increase.  Management estimates the cost of this additional program will total approximately $12 million, including infrastructure, development, drilling, metallurgical testing and technical analysis.

At the conclusion of this drilling program, and prior to the construction commitment, the Company will determine whether to proceed with the development as outlined in the recently completed feasibility study, or if warranted, to increase the scope and scale of the project.  This decision could include a two-phase approach, which allows the project to proceed as planned and subsequently expand the processing circuit to accommodate additional ore from the nearby targets.

EXPLORATION

Jaguar’s exploration effort during the quarter ended March 31, 2011 focused on targets in and around its existing operations as follows: ore bodies A and B at the Turmalina mining complex, NW1 and NW3 targets at the Paciência mining complex and at the Pilar Mine at the Caeté mining complex.  Significant intercepts of high grade gold bearing mineralization have been confirmed at numerous zones in these brownfield targets.  Jaguar also conducted exploration activities of the oxide zones at the Faina and Pontal targets near Turmalina.  The Company has begun limited mining from these oxide zones and is processing the ore at the Turmalina Plant.

Underground (Sulfides) In and Around the Mines

Turmalina

Ore Bodies A and B

As part of a 5,800 m resource expansion drill program, the Company has conducted deep drilling from collar position stationed along a 370 m exploration drift located at Level 4, which is 370 m above sea level (“asl”).  The purpose of this effort is to establish the continuity of the mineralized zone along the 60o dipping, NE-plunging structure, down to Level 10, 400 m below Level 4.

During the quarter ended March 31, 2011, 7 drill holes were completed totaling 930 m.  Presently, 60% of the planned 370 m exploration drift has been completed and a further 140 m extension to the exploration drift is under development.

Drilling results returned very encouraging intercepts for Ore Bodies A and B at increasing depths, confirming the down plunge continuity of the ore zones.  The most significant intercepts from this new drilling program are presented below:

Turmalina Mine Drill Results
Hole	From (m)	To (m)	Au (g/t)	Length (m)	Ore Body
FTS420	28.00	30.00	2.83	2.00	B
	34.00	35.00	5.58	1.00
	113.50	130.00	7.56	16.70	A
FTS421	17.80	18.65	8.43	0.85	B
	22.90	23.80	4.02	0.90
	79.30	84.00	10.12	4.30	A
	98.00	103.20	4.34	5.00
FTS422	16.40	17.40	1.85	1.00	B
	71.30	73.30	33.86	2.00	A
	93.20	95.20	5.78	2.00
FTS423	39.40	40.90	7.69	1.50	B
	114.10	116.00	8.85	1.90	A
	118.80	119.80	8.02	1.00
	143.30	147.00	1.32	3.70
          Note: Not all holes represent true width.

Jaguar intends to update its NI 43-101 compliant resource estimate for the Turmalina mining complex during early 2012, which the Company expects will add resources.  These anticipated resources will allow for the expansion of the current mine plan.  This resource estimate will include additional drilling during the remainder of 2011.

Paciência

NW3 Target (Bahú II)

The current exploration program is focused on the NW3 Target located 4 kilometers northwest of the Santa Isabel Mine, hosted by the same São Vicente shear zone corridor containing many other exploration targets and two of the most prolific mines in Brazil.

During the quarter ended March 31, 2011, a drill program consisting of 16,980 m in 135 holes was completed.  Encouraging results confirmed the down plunge continuity of the mineralization from the pit-bottom outcrop (mined by the Portuguese in the 17th and 18th centuries) to over 200 m beneath surface.  The mineralized structure is open at depth.

The most significant not previously reported intercepts from this drill program are presented below.

NW3 Target (Bahú II) Drill Results
Hole	From (m)	To (m)	Au ( g/t)	Length (m)
FBA081	147.50	149.00	9.06	1.50
FBA084	15.30	17.25	4.11	1.95
FBA087	14.15	14.75	21.75	0.60
FBA092	48.00	49.00	7.22	1.00
FBA100	9.6	12.6	2.79	3
FBA103	46.30	48.70	2.40	2.40
	137.00	138.75	4.88	1.75
FBA109	141.10	147.20	8.76	6.10
	153.15	156.10	7.76	2.95
FBA111	135.30	139.30	26.99	4.00
	143.50	149.75	4.54	6.25
FBA118	3.00	8.70	2.21	5.70
FBA122	166.20	170.00	1.52	3.80
FBA124	0.00	5.00	2.79	5.00
FBA128	57.80	64.20	1.67	6.40
FBA146	174.55	177.55	4.88	3.00
	189.10	195.25	9.53	6.15
        Note: Not all holes represent true width.

Santa Isabel and NW1 Mines

As part of the Company’s resource expansion program, additional deep drilling from an underground exploration drift developed from Level 4 at the Santa Isabel Mine was initiated during Q1 2011.  From collar positions stationed along a 530 m exploration drift, located 775 m asl, the drill program is aimed at delineating a new ore panel 150 m below present mining down to Level 7.

Additional underground drilling was conducted in the NW1 Zone during the quarter.  This program focused on Level 2 (850 m asl) and aimed at delineating a new ore panel 50 m below present mining.  A total of 2,610 m were drilled in 29 holes.

The most significant intercepts from the drilling program at NW1 during the quarter ended March 31, 2011 are presented below.

NW1 - Drill Results
Hole	From (m)	To (m)	Au (g/t)	Length (m)
MSS079	25.2	28.15	3.55	2.95
	30.25	32.25	2.30	2.00
MSS080	2.40	4.00	1.81	1.60
	20.15	27.65	21.54	7.50
	23.15	25.20	51.32	2.05
MSS081	0.00	1.55	1.98	1.55
	6.55	9.45	7.24	2.90
	37.80	38.80	8.05	1.00
MSS082	13.25	14.25	1.17	1.00
MSS083	19.85	31.55	3.99	11.70
MSS084	20.45	37.40	14.42	16.95
	20.45	21.45	92.83	1.00
	30.45	31.45	108.67	1.00
MSS085	24.25	26.25	3.94	2.00
	28.25	29.25	1.87	1.00
	31.25	32.25	1.02	1.00
	41.10	46.00	1.92	4.90
MSS086	18.20	32.20	3.43	14.00
	35.30	36.30	1.89	1.00
MSS087	10.00	12.00	5.02	2.00
	54.20	58.20	2.39	4.00
MSS088	26.55	27.60	1.11	1.05
MSS089	16.30	17.30	1.51	1.00
	23.30	24.35	2.19	1.05
MSS090	11.85	12.85	1.21	1.00
	15.85	16.85	1.50	1.00
   Note: Not all holes represent true width.

Jaguar intends to update its NI 43-101 compliant resource estimate for the Paciência mining complex during the second half of 2011 or by early 2012, which will likely identify new resources and allow for the expansion of the current mine plan.

Caeté

Drilling programs to expand the resource base at the Caeté mining complex were also conducted as part of an ongoing effort.  Additional exploration efforts at brownfield targets within 10 kilometers of the Caeté CIP processing plant are also part of this program.

Pilar Mine

A deep drill program consisting of 8,200 m was initiated in late 2010 at the Pilar Mine.  Drilling was conducted from collar positions stationed along a 200 m exploration drift on Level 3, 545 m asl.  The objective of the program is to confirm the continuity of the structure down to Level 11, approximately 860 m from surface.

During the quarter ended March 31, 2011, 4,095 m were drilled in 18 holes from this new exploration drift.  Approximately 80% of the planned 200 m exploration drift has been completed and another 40 m of development is underway to provide the additional step-out collar positions.

Significant intercepts of gold bearing mineralization have been identified at depth, confirming the down plunge continuity to 120 m below current mining activity.

The most significant intercepts from the quarter’s drill program at the Pilar Mine are presented below:

Pilar Mine - Drill Results
Hole	From (m)	To (m)	Au (g/t)	Length (m)
PPL-Ex 27	136.70	137.70	15.60	1.00
PPL-Ex 28	134.40	137.80	8.69	3.40
	142.15	146.15	5.85	4.00
	160.50	163.25	0.70	2.75
PPL-Ex 29	126.50	127.50	1.05	1.00
	168.60	169.60	4.17	1.00
PPL-Ex 30	118.30	119.30	1.30	1.00
	151.40	152.40	1.08	1.00
PPL-Ex 31	142.35	147.70	4.94	5.35
(Partial Results)	157.60	162.40	4.77	4.80
PPL-Ex 33	156.00	159.80	5.21	3.80
PPL-Ex 34	223.45	224.45	1.21	1.00
PPL-Ex 35	166.70	168.30	1.74	1.60
	173.55	177.45	1.39	3.90
	189.60	193.30	3.63	3.70
	275.30	279.30	1.45	4.00
PPL-Ex 36	133.65	135.65	2.03	2.00
PPL-Ex 37	133.00	134.25	1.84	1.25
PPL-Ex 38	139.75	144.75	5.71	5.00
	155.75	156.65	22.50	0.90
	160.60	161.40	1.16	0.80
	163.00	164.00	1.28	1.00
	173.65	174.95	1.85	2.95
	177.25	180.25	2.43	3.00
PPL-Ex 39	174.50	181.70	2.08	7.20
	191.30	192.30	1.04	1.00
	194.10	195.75	6.39	1.65
PPL-Ex 40	178.55	187.55	1.80	9.00
	195.30	198.05	6.31	2.75
PPL-Ex 41	188.30	189.30	6.88	1.00
	191.90	195.70	2.04	3.80
	197.70	198.70	1.17	1.00
	204.70	210.40	3.70	5.70
PPL-Ex 42	169.00	170.90	2.68	1.90
	192.60	193.60	8.00	1.00
	197.40	198.40	1.29	1.00
	205.00	208.75	5.29	3.75
   Note: Not all holes represent true width.

The Company intends to update the NI 43-101 compliant resource estimate for the Caeté mining complex during early 2012, which will include additional drilling during the remainder of 2011.

Surface (Oxides)

Turmalina

Faina and Pontal Targets

Faina and Pontal are two separate targets located less than 4 kilometers northwest of the Turmalina plant site.  Mineralization at both areas is similar in style and characterized by silicified hydrothermal alteration zones and quartz lenses containing disseminated and massive sulfides emplaced in a sequence of metamorphic volcanogenic schists.  Unlike the mineralization presently being mined at Turmalina (Ore Bodies A, B and C), the sulfide ore mineralogy from Faina and Pontal are refractory in nature, requiring metallurgical test work to define additional process steps to enhance their treatability at the Turmalina Plant.

The Faina Target has been delineated over a 700 m area of mineralization along strike, 200 m in width and 500 m along a vertical extension.  The Pontal Target comprises two drilling targets, on mineralized structures LB-1 and LB-2, 600 m along strike by 100 m width and 300 m vertical extension.

The Company’s 2011 exploration program is focused on delineating the limits of the oxide resources through approximately 3,000 m of follow-up diamond drilling at Faina and Pontal.  The effort is expected to begin during mid-2011.

Faina and Pontal Targets - Q1 2011 Exploration Program
Target	Activity	Meters	Samples
Faina	Channel samples	456	472
	Trenches	446	478
Pontal (LB2)	Diamond drilling		675
	Trenches	104	105
	Diamond drilling	132	58

Jaguar’s historical mineral resources at the Faina Target are based on surface and underground drilling carried out by the prior mineral concession owner, Mineração Morro Velho Ltda. (“MMV”), a subsidiary of Anglo American.   MMV also completed an exploration drift to expose the central core of the mineralized zone, which allowed for a (non-NI 43-101 compliant) preliminary resource estimate of approximately 240,000 ounces of gold in sulfide ore, down to 500 m from surface.  A considerable portion of the near-surface oxide ore was mined out by MMV to an average depth of 25 m.

To-date, Jaguar has completed a total of 19,530 m of diamond core drilling in 84 holes to an average depth of 250 m from surface.  Five drill holes were focused on deep pierce points on the mineralized structure in order to confirm continuity at depth.  A total of 5,670 diamond drill core samples were taken and assayed for gold.  Very significant and continuous mineralized intervals were intercepted demonstrating excellent continuity of mineralization both along strike and at depth.

During the quarter ended March 31, 2011, the Company conducted an intensive trenching program in the northern and southeastern sectors of the target area to identify possible mineralized oxidized zones not mined by MMV, which could potentially be processed at the nearby Turmalina CIP processing plant.  Highlights from the trenching program are presented below:

Faina Target
Trench	Au (g/t)	Length (m)
TFN187	2.32	2.80
TFN187	3.19	4.00
TFN188	1.51	3.00
	2.39	4.00
	5.09	4.00
TFN198	6.28	1.00
	6.53	1.00
	1.46	2.00
TFN199	3.14	1.80
TFN200	1.13	1.00
	1.34	1.00
	2.27	1.70
             Note: Not all holes represent true width.

The Pontal Target is subdivided into two zones: LB-1 and LB-2.  The LB-1 near-surface oxidized zone was previously mined by MMV in a small open pit.  At LB-2, no known exploration drilling was conducted and the oxide and sulfide zones remain untouched.

During 2010, 28 drill holes totaling 6,417 m were completed on the LB-1 zone, as well as 24 holes totaling 2,294 m on the LB-2 zone.  A total of 5,430 diamond core samples were taken and assayed for gold.

During the quarter ended March 31, 2011, the Company conducted additional drilling and surface trenching on both the LB-1 and LB-2 zones with the following results:

Pontal LB2 Target
	From (m)	To (m)	Au ( g/t)	Length (m)
Trench
TPT005	8.00	10.00	2.36	2.00
Drilling
PTL089	32.20	36.15	2.79	3.95
PTL090	23.50	25.60	2.74	2.10
	40.60	42.30	1.77	1.70
             Note: Not all holes represent true width.

Both LB-1 and LB-2 mineralized structures demonstrated continuity along strike and at depth.  Gold bearing mineralization was intercepted to a depth of 280 m beneath surface at target LB-1 and 120 m beneath surface at target LB-2, both to the limits of the drilling effort conducted by the Company, which remain open at depth.

The Company intends to produce a NI 43-101 compliant resource estimate for the Faina and Pontal targets during the second half of 2011.

Gurupi Project

In early-Q2 2011, a 30,000 m resource infill and expansion drill program was initiated for Gurupi’s Cipoeiro and Chega Tudo deposits as well as in surrounding areas where historical exploration has taken place.

A detailed re-interpretation of the existing Cipoeiro and Chega Tudo geological dataset was undertaken in order to refine this new drilling program.  A total of six diamond drill rigs are now operating full time.  This effort is primarily focused on the up-strike mineral targets, which Jaguar expects to identify and upgrade to NI 43-101 standards.  The Company expects a portion of these new resources will be reported during the second half of 2011, with the balance reported in early 2012.

Pedra Branca Project

In March 2007, Jaguar entered into a joint venture agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil.  The Pedra Branca Project has mineral concessions totaling 51,568 hectares located in and around municipal areas with good infrastructure.

Since 2007, Jaguar has been carrying out geological reconnaissance, trenching and soil geochemistry in the concession area, as well as conducting an exploration drill program to test the continuity of the mineralization at depth and laterally.

During 2010, Jaguar’s exploration effort on the Pedra Branca Project focused on detailing and prioritizing the previously identified large scale gold anomalies within the greater project area by means of soil sampling and close-spaced exploration trenches. A total of over 20,700 meters of trenches were excavated, mapped and sampled.

Known gold mineralization occurrences are characterized by quartz veins, silicified hydrothermal alteration zones and/or rock strata of quartz-feldspar-muscovite composition measuring hundreds of meters along strike by 1 meter to 5 meters width across and grading roughly 1 g/t to 3 g/t of gold.  Occasional bonanza gold grades (e.g.: 118 g/t Au) are encountered.

During the quarter ended March 31, 2011, the trenching program dataset was thoroughly analyzed.  This revealed a total of 18 well-defined discrete mineralized zones, all of them characterized by continuity of mineralization and based on at least two successive trenching intercepts.  These 18 targets are positioned on the previously reported target areas known as Queimadas, Coelho, Mirador and Parelhas and are typically characterized by zones of mineralization covering strike lengths of 20 m to 150 m, and widths of 1 m to 20 m.  Mineralization areas are typically 150 m2 to 1,250 m2 and average gold grades range from 0.8 g/t to 6.2 g/t.

The overall discovery footprint area is of the order of 9,200 m2 with an average gold grade of 2.0 g/t.

The Q1 2011 data compilation study was focused on results from the very intensive trenching campaign, in order to prioritize previously identified target zones.  Of the original 50 kilometer strike length of the initial exploration program, a stretch of the 15 kilometers of the gold-bearing shear zone was singled out for containing 18 relevant high potential targets.

Amongst the 18 targets, the Coelho, Queimadas and Mirador high priority targets had already been drilled previously, having returned drilling results and geological datasets considered technically sufficient for preliminary resource estimation reports.

The drill results disclosed in this MD&A were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng. and Principal of TechnoMine.  Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101.  SGS Geosol Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.  There has not been sufficient exploration to define a mineral resource based on these drill results and it is uncertain if further exploration will result in mineral resources.

FINANCIAL REVIEW

During the quarter ended March 31, 2011, the market price of gold (London PM Fix) traded in a range of $1,319 to $1,447, and averaged $1,384.  This was approximately 25% higher than the average price for the three months ended March 31, 2010.  Gold prices were highly volatile during the quarter ended March 31, 2011.  Gold prices have continued to be influenced by interest rates, uncertainty in the credit and financial markets, political unrest, investment and physical demand and inflation expectations.  A 10% change in the average market price of gold during the quarter ended March 31, 2011 would have changed the Company’s income after income taxes by approximately $3.6 million.

As previously stated, the Company reports its financial statements in US$, however a significant portion of the Company’s expenses are incurred in either Cdn.$ or R$.  The average rates of exchange for the Cdn.$ per US$1.00 for the quarters ended March 31, 2011 and 2010 were 0.99 and 1.04 respectively.  The average rates of exchange for the R$ per US$1.00 for the quarters ended March 31, 2011 and 2010 were 1.67 and 1.80 respectively.  While the Company’s costs were negatively impacted during the quarter as a result of the strong R$ relative to the US$, the Company’s treasury management program resulted in a significant foreign exchange benefit to offset the increase in cash operating costs.  A 10% change in the average R$ exchange rate during the quarter ended March 31, 2011 would have changed operating income by approximately $13.7 million.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Quarter Ended1
(unaudited)	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
($ in 000s, except per share amounts)	2011	2010	2010	2010	2010	2009	2009	2009
Net sales	$55,140	$44,554	$48,712	$36,853	$40,670	$39,497	$35,165	$32,786
Net income (loss)	3,724	(9,634)	19,230	(14,237)	26,818	(29,381)	6,906	9,724
Basic income (loss) per share	0.04	(0.11)	0.23	(0.17)	0.32	(0.36)	0.09	0.12
Diluted income (loss) per share	0.04	(0.11)	0.23	(0.17)	0.31	(0.36)	0.09	0.12
1 Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

Summary of Key Operating Results

	Quarter Ended
	March 31
	2011	2010
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$55,140	$40,670
Ounces sold	39,794	36,888
Average sales price $ / ounce	1,386	1,102
Gross profit	10,968	7,405
Net income	3,724	26,818
Basic income per share	0.04	0.32
Diluted income per share	0.04	0.31
Weighted avg. # of shares outstanding - basic	84,373,648	83,995,337
Weighted avg. # of shares outstanding - diluted	84,385,392	98,538,285

Quarter ended March 31, 2011 compared to March 31, 2010

Sales in the quarter ended March 31, 2011 increased $14.5 million or 36% from the quarter ended March 31, 2010, primarily due to an increase in the ounces of gold sold and an increase in the average realized gold price.  The number of ounces of gold sold increased 8% to 39,794 ounces in the quarter ended March 31, 2011 compared to 36,888 ounces in the quarter ended March 31, 2010.  The average realized gold price increased to $1,386 per ounce from $1,102 per ounce in the same quarter last year.

Gross profit for the quarter ended March 31, 2011 increased to $11.0 million from $7.4 million for the quarter ended March 31, 2010 primarily due to the increase in gold sales.  The Company recognized net profit of $3.7 million and $26.8 million for the quarters ended March 31, 2011 and 2010 respectively.

Review of Certain Operating Expenses and Other Income and Expenses

	Quarter Ended
	March 31
	2011	2010
(unaudited)
($ in 000s)
Stock based compensation	$(2,696)	$(643)
Administration	5,256	4,297
Derivative (gain) loss	(287)	253
Conversion option embedded in convertible debt (gain) loss	1,340	(32,505)
Foreign exchange (gain) loss	(3,089)	564
Interest expense	5,682	4,028
Interest income	(1,466)	(1,361)

Stock based compensation varies depending upon when stock options, deferred share units, restricted share units, and stock appreciation rights vest and Jaguar’s share price. The stock based compensation  recovery for the quarter ended March 31, 2011 includes $374,000 for Deferred Share Units, $220,000 for Restricted Stock Units, $2.1 million for Share Appreciation Rights and $nil for stock options.

Administrative costs increased from $4.3 million during the quarter ended March 31, 2010 to $5.3 million during the quarter ended March 31, 2011.  Administration costs include legal and accounting costs, costs to maintain offices and required personnel and costs associated with being a publicly-traded company.  Given the Company’s development stage, administration costs are on-track with other South American gold producers on a unit of production basis and are viewed by management as appropriate to achieve the Company’s growth targets.

The Company recognized an unrealized gain of $nil for the quarter ended March 31, 2011 versus an unrealized loss of $699,000 for the quarter ended March 31, 2010 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized a realized gain of $263,000 for the quarter ended March 31, 2011 versus a realized gain of $446,000 for the quarter ended March 31, 2010 on forward foreign exchange contracts.  (See Risk Management Policies - Hedging).

The conversion option component embedded in the 4.5% convertible notes and the 5.5% convertible notes is treated as a derivative liability and carried at fair value using the Crank-Nicolson valuation model. The valuation model requires inputs, such as the Jaguar common share price, volatility and credit spread. The change in fair value is a non-cash item which is recorded in the statement of operations and comprehensive income.  During the quarter ended March 31, 2011 a loss of $1.3 million was recognized primarily due to an increase in the volatility offset by a decrease in the common share price.  During the quarter ended March 31, 2010 a gain of $32.5 million was recognized primarily due to decreases in the volatility and common share price.

A foreign exchange gain of $3.1 million was recognized during the quarter ended March 31, 2011 versus a loss of $564,000 during the quarter ended March 31, 2010 primarily due to volatility of the R$ and Cdn.$.  During the quarter ended March 31, 2011, foreign exchange gains were incurred primarily due to cash on hand held in Brazil and Canada and prepaid taxes recoverable from the Brazilian tax authorities. The foreign exchange gains were offset by foreign exchange losses on reclamation provisions, future tax liabilities and deferred compensation liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn.$ versus the US$.

Interest expense increased from $4.0 million during the quarter ended March 31, 2010 to $5.7 million during the quarter ended March 31, 2011.  During February 2011, the Company issued $103.5 million of 5.5% unsecured convertible notes which bear interest at a rate of 5.5% per annum, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011, and maturing on March 31, 2016. (See Cash Flow Highlights)

Interest income increased from $1.4 million during the quarter ended March 31, 2010 to $1.5 million during the quarter ended March 31, 2011.  Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights
($ in 000s)

	Quarter Ended
	March 31
	2011	2010
Operating activities	$19,389	$11,368
Financing activities	95,073	4,190
Investing activities	(20,213)	(42,741)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	2,071	980
Increase (decrease) in cash for the period	96,320	(26,203)
Beginning cash balance	39,223	121,256
Ending cash balance1	$135,543	$95,053
1Cash balance excludes $908,000 of restricted cash on March 31, 2011 and December 31, 2010.

At March 31, 2011 and 2010, the Company had cash and cash equivalents of $135.5 million and $95.1 million, respectively.

Cash flow from operating activities generated $19.4 million of cash during the quarter ended March 31, 2011 versus $11.4 million generated during the quarter ended March 31, 2010.

Cash flow from financing activities generated $95.1 million of cash during the quarter ended March 31, 2011 and $4.2 million during the quarter ended March 31, 2010.  During February, 2011, financing activities generated $103.5 million as a result of the issuance of $103.5 million of 5.50% senior convertible notes.

Investing activities consumed $20.2 million of cash during the quarter ended March 31, 2011 versus $42.7 million for the three months ended March 31, 2010. The funds were primarily used for underground development.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $2.1 million gain during the quarter ended March 31, 2011 compared to a $980,000 gain during the quarter ended March 31, 2010. This reflects the changes of the R$ and Cdn.$ versus the US$ during the respective periods.

Cash Requirements - 2011 Capital Spending Program
($ in 000s)

	Quarter Ended	Remainder of	Estimate for
	March 31, 2011	2011	2011
Turmalina	$5,608	$11,691	$17,299
Paciência	6,335	20,931	27,266
Caeté	6,520	19,965	26,485
Gurupi	1,457	46,681	48,138
Other Spending	293	157	450
Total capital spending	$20,213	$99,425	$119,638

The Company believes that its cash held in accounts, cash flow generated by operations, debt, and other identified sources of capital is sufficient to finance its operations and expansions to execute on its plan.

Total Capital Spending during the Period
($ in 000s)

Quarter Ended
March 31, 2011
Capital spending - excluding exploration	$17,132
Capital spending - exploration	3,081
Total capital spending	$20,213

Amount paid in cash	20,213
Amount financed	-
Total capital spending	$20,213

The Company has identified the following primary uses of capital during 2011:

(a)	Gurupi exploration and pre-development;
(b)	sustaining capital to maintain existing operations; and
(c)	exploration at brownfield properties in the Iron Quadrangle.

Commitments

The Company’s commitments as at March 31, 2011 are summarized as follows ($ in 000s):

Commitments	Less than 1	1 - 3 years	3 - 5 years	More than	Total
	year			5 years
Financial Liabilities
Notes payable
Principal	$23,694	$12,595	$268,781	$-	$305,070
Interest	11,015	26,427	18,819	-	56,261
Option component of convertible notes	-	-	49,021	-	49,021
	$34,709	$39,022	$336,621	$-	$410,352
Other Commitments
Operating lease agreements	209	-	-	-	209
Management agreements1
Operations	446	-	-	-	446
Suppliers agreements
Mine operations2	160	-	-	-	160
Drilling3	408	-	-	-	408
Reclamation provisions4	1,780	1,611	1,534	31,079	36,004
	$3,003	$1,611	$1,534	$31,079	$37,227

Total	$37,712	$40,633	$338,155	$31,079	$447,579

1 The remaining term of the management agreement is one year. (See Note 8(a) to the Company’s quarterly financial statements for the quarters ended March 31, 2011 and 2010.)
2 The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.
3 The Company has the right to cancel the drilling contract with 30 days to four months advance notice.  The amount included in the contractual obligations table represents the amount due within 30 days.

4 The reclamation provisions are not adjusted for inflation and are not discounted.

Balance Sheet Highlights
($ in 000s)

	March 31	December 31
	2011	2010
Current assets	$192,470	$95,409
Long term assets	483,223	473,969
Total assets	$675,693	$569,378

Current liabilities	$77,259	$75,967
Long term liabilities	294,240	192,941
Total liabilities	$371,499	$268,908

Working capital increased $95.8 million from $19.4 million at December 31, 2010 to $115.2 million at March 31, 2011.  In February 2011, the Company issued $103.5 million of 5.5% senior unsecured convertible notes. During the quarter ended March 31, 2011, the Company paid $22.6 million for capital expenditures. (See Total Capital Spending during the Period.) The Company took deliberate steps to reign in non-essential spending to increase the cash position which helped improve the operating cash flow during the quarter ended March 31, 2011.

Risk Management Policies - Hedging

Forward Foreign Exchange Contracts - Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies.  The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at March 31, 2011, the Company has forward foreign exchange contracts to purchase R$ at weighted average of R$1.7143 per $1.00 as follows:

Settlement Date	Amount in	Settlement amount in
	thousands of US$	thousands of R$
29-Apr-11	$1,000	R$	1,703
31-May-11	1,000		1,718
30-Jun-11	1,000		1,714
30-Jun-11	1,000		1,722
	$4,000	R$	6,857

The statement of operations includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives ($ in 000s):

	Quarter Ended
	March 31
	2011	2010
Unrealized (gain) loss	(0.1)	$699
Realized (gain) loss	(263.4)	(446)
Total	$(263.5)	$253

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.  The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing adverse changes in the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments.  The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $959,000 for the quarter ended March 31, 2011 compared to an income tax expense of $4.0 million for the quarter ended March 31, 2010.  The current income tax provision reflects a current income tax expense of $504,000 and a deferred income tax expense of $455,000.  This compares to a current income tax of $2.4 million and a deferred income tax expense of $1.6 million for the quarter ended March 31, 2010.  The income tax expense reflects the current taxes incurred in Brazil.  The Company has net operating losses (“NOLs”) which can be applied to future periods.

The consolidated balance sheet reflects a current tax liability of $17.7 million at March 31, 2011 and $16.7 million at December 31, 2010; and deferred income taxes of $676,000 at March 31, 2011 and $215,000 at December 31, 2010.

The Company has approximately $51.0 million of tax losses available for carry forward in Canada and $57.3 million of tax losses available for carry forward in Brazil which can be carried forward indefinitely; however, only 30% of taxable income in one year can be applied against the loss carry-forward balance.

RELATED PARTY TRANSACTIONS

The Company incurred fees of $162,000 for the quarter ended March 31, 2011 (quarter ended March 31, 2010 - $339,000) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by two officers of the Company with which the Company entered into a service agreement to render senior management services.  The fees are included in management fees in the statements of operations and comprehensive income. The agreement will expire on December 31, 2011. As at March 31, 2011 accounts payable includes $52,000 due to IMSE (December 31, 2010 - $nil).

The Company incurred occupancy fees of $45,000 for the use of administrative offices for the quarter ended March 31, 2011 (quarter ended March 31, 2010 - $45,000) to Brazilian Resources, Inc. (“BZI”), a corporate shareholder.  As at March 31, 2011 prepaid expenses and sundry assets includes $55,000 due from BZI relating to leasehold improvements paid by the Company (December 31, 2010 - $70,000).

In September 2010, the Company’s offices in Belo Horizonte moved to a new location. The Company recognized rental income of $32,000 from BZI for the use of administrative offices for the quarter ended March 31, 2011 (quarter ended March 31, 2010 - $nil).  As at March 31, 2011, prepaid expenses and sundry assets include $61,000 due from BZI relating to rental income (December 31, 2010 - $29,000).

The Company also incurred consulting fees and administrative service charges of $95,000 from BZI for the quarter ended March 31, 2011 (quarter ended March 31, 2010 - $33,000). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations and comprehensive income.  As at March 31, 2011 accounts payable and accrued liabilities includes $7,000 due to BZI (December 31, 2010 - $nil).

As at March 31, 2011 prepaid expenses and sundry assets includes $16,000 from Prometálica Centro Oeste Ltda. (“PCO”) (December 31, 2010 - $16,000) relating to rental of temporarily idle equipment and the use of administrative offices in 2008.  PCO is controlled by IMS, a founding shareholder of the Company.

On August 11, 2008, Prometálica Mineração Ltda. (“PML”) filed a judicial restructuring in Belo Horizonte, in the state of Minas Gerais, Brazil.  The primary shareholders of PML, BZI and IMS, provided guarantees of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the NSR due from PML if PML is unable to pay the Company.  As at March 31, 2011 the amount of the obligation due from PML is approximately $1.0 million (December 31, 2010 - $1.0 million).

The Company’s subsidiaries MSOL and Mineração Turmalina Ltda. were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($232,000).  As at March 31, 2011, prepaid expenses and sundry assets include $232,000 receivable from BW Mineração Ltda., a wholly owned subsidiary of BZI (December 31, 2010 - $227,000).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period.  Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long - term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain.  Changes in those estimates could materially impact the Company’s condensed interim financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in note 2(d) of the Company’s March 31, 2011 condensed interim financial statements filed on SEDAR and EDGAR.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures Cash Operating Cost per tonne processed, Cash Operating Cost per ounce processed and Cash Operating Margin per ounce of gold in this document.  These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (1) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (2) the trend in costs as the mine matures, and (3) an internal benchmark of performance to allow for comparison against other mines.  The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

Cash Operating Margin per oz of gold	Quarter Ended
March 31, 2011
Average sales price per oz of gold	$1,386
less
Cash operating cost per oz of gold produced	727
equals
Cash operating margin per oz of gold	$659

Summary of Cash Operating Cost per tonne processed	Quarter Ended
March 31, 2011
Production costs per statement of operations1	$29,335,000
Change in inventory 2	(1,212,000)
Operational cost of gold produced 3	28,123,000
divided by
Tonnes processed	421,000
equals
Cost per tonne processed	$66.80

Turmalina Cash Operating Cost per tonne processed	Quarter Ended
March 31, 2011
Production costs	$11,145,000
Change in inventory 2	(1,023,000)
Operational cost of gold produced 3	10,122,000
divided by
Tonnes processed	136,000
equals
Cost per tonne processed	$74.40

Paciência Cash Operating Cost per tonne processed	Quarter Ended
March 31, 2011
Production costs	$7,107,000
Change in inventory 2	(511,000)
Operational cost of gold produced 3	6,596,000
divided by
Tonnes processed	119,000
equals
Cost per tonne processed	$55.40

Caeté Cash Operating Cost per tonne processed	Quarter Ended
March 31, 2011
Production costs	$11,083,000
Change in inventory 2	322,000
Operational cost of gold produced 3	11,405,000
divided by
Tonnes processed	166,000
equals
Cost per tonne processed	$68.70

Summary of Cash Operating Cost per oz of gold produced	Quarter Ended
March 31, 2011
Production costs per statement of operations1	$29,335,000
Change in inventory 2	(1,401,000)
Operational cost of gold produced 3	27,934,000
divided by
Gold produced (oz)	41,449
equals
Cost per oz of gold produced	$727

Turmalina Plant Cash Operating Cost per oz produced	Quarter Ended
March 31, 2011
Production costs	$11,145,000
Change in inventory 2	(178,000)
Operational cost of gold produced 3	10,967,000
divided by
Gold produced (oz)	15,855
equals
Cost per oz of gold produced	$755

Paciência Plant Cash Operating Cost per oz produced	Quarter Ended
March 31, 2011
Production costs	$7,107,000
Change in inventory 2	(1,355,000)
Operational cost of gold produced 3	5,752,000
divided by
Gold produced (oz)	12,114
equals
Cost per oz of gold produced	$555

Caeté Cash Operating Cost per oz produced	Quarter Ended
March 31, 2011
Production costs	$11,083,000
Change in inventory 2	132,000
Operational cost of gold produced 3	11,215,000
divided by
Gold produced (oz)	13,480
equals
Cost per oz of gold produced	$850

1 Production costs do not include cost of goods sold adjustment of approximately $1.5 million, royalties of $1.6 million and CFEM tax of $556,000 for the quarter ended March 31, 2011. The cost of goods sold adjustment includes idle capacity costs of $1.5 million.

2 Under the Company’s revenue recognition policy, revenue is recognized when legal title passes.  Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3 The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There have been no changes, other than the changes related to the Company’s IFRS transition, during the quarter ended March 31, 2011 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

At May 17, 2011, the Company has 84,373,648 issued and outstanding common shares, as well as 3,757,500 stock options outstanding.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company’s future objectives, measured and indicated resources and proven and probable reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A.  The Company anticipates that subsequent events and developments may cause the Company’s views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” as filed in the Company’s Annual Information Form for the year ended December 31, 2010, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov.  Further information about the Company is available on its corporate website www.jaguarmining.com.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term “inferred resources” and “measured and indicated resources”.  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part of all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide leaches the gold, which is then immediately adsorbed and in a separated operation (elution), separated from the carbon in stripping vessels.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching on separate tanks followed by carbon-in-pulp.  Carbon-in-leach is a simultaneous process.

Conversion factors
The mass, area and grade below are commonly used in the gold industry.  Their conversion factors are also provided below:

To Convert	To SI	Multiply By
Imperial Measurement Units	Measurement Units
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, which requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines, mineral processing plant or plants and their (mine/plant) related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The concentrations of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which leaches the gold content.  The gold-laden solution is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve including diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form or quantity and of such a grade or quality that has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock mass, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referred herein are troy ounces.  Despite the world’s gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in mass.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

Ramp
An inclined underground tunnel that provides access to a mineralized body for exploration, ventilation and/or mining purposes in underground exploratory works or mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Plant Recovery Rate (Metallurgical Recovery)
The percentage of valuable metal in the mill feed ore that is recovered by metallurgical treatment process.

Refractory Ore
Mineralization in which much of the gold is encapsulated in sulfides and/or other minerals and is not readily amenable to dissolution (leaching) by cyanide solutions (unlike oxidized ore), even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators’ National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1,000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns1
Gil Clausen3, 4
William E. Dow3
Gary E. German1,2,4
Chairman
Anthony F. Griffiths1, 2, 3
Daniel R. Titcomb
1     Audit Committee
2    Compensation Committee
3    Corporate Governance Committee
4    Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO
James M. Roller
Chief Financial Officer & Treasurer
Lúcio Cardoso
Chief Operating Officer
Adriano L. Nascimento
VP Exploration & Engineering
Robert Zwerneman
VP Corporate Development, Director of IR
Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:     (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

PRINCIPAL EXECUTIVE OFFICE

Rua Levindo Lopes 323 - Funcionários
CEP 30140-170 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario
New York, New York

Azevedo Sette Advogados
Belo Horizonte, Brazil

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTINGS

TSX/NYSE: “JAG”